Execution Copy

FOURTH SUPPLEMENTAL CREDIT AGREEMENT

THIS FOURTH SUPPLEMENTAL CREDIT AGREEMENT (this "Agreement") is made effective as of July 28, 2024

BETWEEN:

INTEGRA RESOURCES CORP., a British Columbia corporation

(the "Borrower")

AND:

INTEGRA RESOURCES HOLDINGS CANADA INC., a British Columbia corporation

("Integra Holdings Canada")

AND:

INTEGRA HOLDINGS U.S. INC., a Nevada corporation

("Integra Holdings US")

AND:

DELAMAR MINING COMPANY, an Oregon corporation

("DeLamar")

AND:

MILLENNIAL PRECIOUS METALS CORP., a British Columbia corporation

("Millennial")

AND:

MILLENNIAL SILVER CORP., a corporation subsisting under the federal laws of Canada and extra-provincially registered in Ontario

("Millennial Silver")

AND:

MILLENNIAL SILVER NEVADA INC., a Nevada corporation

("Silver NV")

AND:

MILLENNIAL NV LLC, a Nevada limited liability company

("Millennial NV")

AND:

MILLENNIAL RED CANYON LLC., a Nevada limited liability company

("Red Canyon")

AND:

MILLENNIAL DEVELOPMENT LLC, a Nevada limited liability company

("Development")

AND:

MILLENNIAL ARIZONA LLC, an Arizona limited liability company

("Millennial AZ", and together with Integra Holdings Canada, Integra Holdings US, DeLamar, Millennial, Millennial Silver, Silver NV, Millennial NV, Red Canyon and Development, the "Corporate Guarantors")

AND:

BEEDIE INVESTMENTS LTD.

(the "Lender")

WHEREAS:

A. The Borrower, the Corporate Guarantors (collectively, the "Loan Parties") and the Lender are parties to a credit agreement dated as of July 28, 2022, as amended by a first supplemental credit agreement dated as of February 26, 2023, a second supplemental credit agreement dated as of May 4, 2023 and a third supplemental agreement dated as of February 20, 2024 (as amended, the "Credit Agreement") which establishes a non-revolving convertible term loan in favour of the Borrower of up to the principal amount of US$20,000,000 (the "Loan");

B. The Initial Advance in the principal amount of US$10,000,000 was made by the Lender to the Borrower on the Closing Date;

C. The Borrower intends to enter into certain transactions as contemplated herein which require consent of the Lender pursuant to the Credit Agreement;

D. The Lender has agreed to consent to such transactions subject to certain conditions as provided herein including an amendment to the Initial Advance Conversion Price, and the establishment of the Second Advance (as hereinafter defined) and the Second Advance Conversion Price (as hereinafter defined); and

E. The Loan Parties and the Lender wish to amend the Credit Agreement on the terms and conditions set out herein and recognize and agree that the Credit Agreement may be required to be further amended prior to the completion of the FCGI Acquisition (as hereinafter defined) to reflect the operations of the Borrower and its subsidiaries following the completion of the FCGI Acquisition, and further recognize and agree that any such further amendments which the Lender considers to be material will require the consent of the Lender in its discretion.

WITNESSES THAT in consideration of the premises and of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.0 INTERPRETATION

1.1 Defined Terms

Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the Credit Agreement, as amended by Section 4.0 of this Agreement (the "Amended Credit Agreement").  In addition, the following terms shall have the following meanings in this Agreement:

"FCGI" means Florida Canyon Gold Inc., a corporation subsisting under the federal laws of Canada.

"FCGI Acquisition" means the acquisition of FCGI by the Borrower pursuant to the FCGI Arrangement Agreement.

"FCGI Arrangement Agreement" means the Arrangement Agreement dated July 28, 2024 entered or to be entered into by the Borrower and FCGI providing for the acquisition of FCGI by the Borrower by way of arrangement of FCGI under Section 192 of the Canada Business Corporations Act on the terms and subject to the conditions set out therein and in the plan of arrangement set out in Schedule A thereto.

"FCGI Disclosure Letter" means the letter dated July 28, 2024 with attached disclosure schedules provided by FCGI to the Borrower pursuant to the FCGI Arrangement Agreement.

"FCGI Properties" means the interests of FCGI in properties of FCGI described in Schedule B to the FCGI Arrangement Agreement.

"FCGI Subsidiaries" means:

(a) Alio Gold (U.S.) Inc., a British Columbia corporation;

(b) Rye Patch Mining U.S. Inc., a Nevada corporation;

(c) Rye Patch Gold US Inc., a Nevada corporation;

(d) RP Diret Inc., a Delaware corporation;

(e) Standard Gold Mining, Inc., a Delaware corporation;

(f) Florida Canyon Mining Inc., a Delaware corporation; and

(g) Argonaut Gold (U.S.) Inc., a Nevada corporation.

"FCGI US Subsidiaries" means all of the FCGI Subsidiaries save and except for Alio Gold (US) Inc.

"Florida Canyon Mine" means the Florida Canyon mine located in the state of Nevada.

"Second Advance" means the Advance in the principal amount of US$5,000,000 to be made by the Lender under the Credit Agreement concurrently with completion of the FCGI Acquisition.

"Subscription Receipt Equity Financing" means the equity financing in the amount of US$15,000,000 (or such other amount less than US$15,000,000 agreed to by the Lender in its discretion) (inclusive of any equity financing provided by Stifel Nicolaus Canada Inc. or an affiliate thereof) of the Borrower pursuant to which the Borrower will issue subscription receipts to the equity investors converting to common shares of the Borrower upon completion of the FCGI Acquisition.

1.2 Gender and Number

In this Agreement, words importing the singular include the plural and vice versa; and words importing gender include all genders.

1.3 Section Headings

The insertion of headings and the division of this Agreement into Sections are for the convenience of reference only and shall not affect the interpretation hereof.

1.4 Entire Agreement

The Amended Credit Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto pertaining to the subject matter hereof, and there are no warranties, representations or other agreements between the parties hereto in connection with the subject matter hereof except as specifically set forth herein and in the Amended Credit Agreement.

1.5 Limited Waiver

No waiver of any of the provisions of this Agreement or the Credit Agreement shall be deemed or shall constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.6 Severability of Provisions

The invalidity or unenforceability of any provision of this Agreement herein contained shall not affect the validity or enforceability of any other provision hereof or herein contained and any such invalid provision or covenant shall be deemed to be severable.

1.7 Currency References

All currency amounts referred to in this Agreement are in US Dollars unless otherwise indicated.

2.0 ACKNOWLEDGMENTS

2.1 Truth of Recitals

The Loan Parties confirm the accuracy of the facts and matters set out in the Recitals hereto and agree that the same shall be contractual and not a mere recital and that the same will form an integral part hereof.

2.2 Indebtedness

The Loan Parties acknowledge and agree that the Borrower is currently indebted to the Lender under the Credit Agreement in the principal amount of US$10,000,000 with respect to the Initial Advance plus interest and costs (together with all other outstanding Obligations of the Loan Parties under the Credit Agreement and the other Loan Documents, the "Outstanding Obligations").

2.3 Acknowledgments

(a) The Loan Parties acknowledge and agree with the Lender that the Outstanding Obligations are owing to the Lender without abatement or setoff of any kind; and

(b) Each Loan Party acknowledges and agrees that the Security to which it is a party is valid and enforceable in accordance with its terms and is not released, or amended or merged in any manner as a result of the execution and delivery of this Agreement and the amendments to the Credit Agreement effected hereby and remains in full force and effect following the execution and delivery of this Agreement for the benefit of the Lender as security for its Outstanding Obligations.

3.0 LENDER CONSENTS AND WAIVERS

3.1 The Lender hereby, effective as of the date of this Agreement and subject to the terms and conditions hereof:

(a) consents to the FCGI Acquisition pursuant to the terms of the FCGI Arrangement Agreement and waives any Default or Event of Default arising under Section 8.3(a), 8.3(h), 8.3(p)(ii) of the Credit Agreement in connection therewith provided that:

(i) the Subscription Receipt Equity Financing shall be completed on or prior to the closing date of the FCGI Acquisition with cash proceeds of [REDACTED COMMERCIALLY SENSITIVE INFORMATION] (or such other amount less than [REDACTED COMMERCIALLY SENSITIVE INFORMATION] agreed to by the Lender in its discretion);

(ii) all of the subscription receipts issued pursuant to the Subscription Receipt Equity Financing shall have converted to Common Shares of the Borrower concurrently with and within one (1) Business Day of completion of the FCGI Acquisition;

(iii) the Exchange shall have approved the amendment to the Initial Advance Conversion Price and the establishment of the Second Advance Conversion Price as contemplated in Section 4.0 hereof, subject to customary conditions imposed by the Exchange with the terms and any such conditions reasonably satisfactory to the Lender;

(iv) the FCGI Arrangement Agreement shall not have been amended or modified since being entered into in any material respect, and no material condition for the benefit of the Borrower contained therein shall have been waived, in each case that could reasonably be expected to be materially adverse to the interests of Lender as determined by Lender, acting reasonably;

(v) after giving effect to the Lender consents and the amendments to the Credit Agreement contained in this Fourth Supplemental Credit Agreement and the Second Advance, no Default or Event of Default shall have occurred and be continuing at the time of completion of the FCGI Acquisition and the Second Advance;

(vi) FCGI and the FCGI Subsidiaries shall be deemed to be Loan Parties upon completion of the FCGI Acquisition, and all representations and warranties in the Credit Agreement shall be true and correct with respect to FCGI and the FCGI Subsidiaries as Loan Parties at the time of completion of the FCGI Acquisition  (except to the extent that they relate to an earlier date prior to FCGI Acquisition) subject to the disclosures contained in the FCGI Disclosure Letter; and

(b) consents to the Subscription Receipt Equity Financing subject to the full conversion thereof to Common Shares of the Borrower upon completion of the FCGI Acquisition.

3.1.2 Each of FCGI and the FCGI Subsidiaries shall provide within [REDACTED COMMERCIALLY SENSITIVE INFORMATION] of the completion of the FCGI Acquisition (x) a Loan Party Guarantee together with (y) in the case of FCGI and Alio Gold (US) Inc., a general security agreement creating a First Ranking Security Interest over all of its present and after-acquired Property, and in the case of the FCGI US Subsidiaries a security agreement creating a First Ranking Security Interest over all of its present and after-acquired personal property together with legal opinions and other Security and documentation contemplated in Section 5.3 of the Credit Agreement (excluding any contractual arrangements which require consent to charge, which shall for avoidance of doubt be held trust for the Lender to be disposed of as the Lender may direct following the occurrence and continuance of an Event of Default and covenants with respect to obtaining such consents consistent with existing Security), and (z) Control Agreements over any Collateral Accounts in the United States, provided that such [REDACTED COMMERCIALLY SENSITIVE INFORMATION] period shall be extended for up to an additional [REDACTED COMMERCIALLY SENSITIVE INFORMATION] so long as the Borrower is diligently using commercially reasonable efforts to obtain such Control Agreements.

3.1.3 Following completion of the FCGI Acquisition each of the FCGI US Subsidiaries shall, within [REDACTED COMMERCIALLY SENSITIVE INFORMATION]  provided that such [REDACTED COMMERCIALLY SENSITIVE INFORMATION] period shall be extended for up to an additional forty (40) Business Days so long as the Borrower is diligently using commercially reasonable efforts to provide such security and related documents, of written request made by the Lender, grant mortgages in favour of the Lender over all FCGI Properties, all FCGI Mineral Rights (as defined in the FCGI Arrangement Agreement) together with all other real property held by the FCGI US Subsidiaries and such other security as the Lender may reasonably require together with legal opinions and documentation contemplated in Section 5.3 of the Credit Agreement, provided that if any governmental or third party consents are required to effectively grant such mortgages, the Borrower shall use all commercially reasonable efforts to obtain such governmental and third party consents and hold such real property in trust for the Lender to be disposed of as the Lender may direct following the occurrence and continuance of an Event of Default.

3.2 [REDACTED COMMERCIALLY SENSITIVE INFORMATION]

4.0 AMENDMENTS TO CREDIT AGREEMENT

Effective as of the date of completion of the FCGI Acquisition, the Credit Agreement shall be deemed to be amended set out below. Furthermore, the Lender acknowledges and agrees that further amendments, waivers and/or consents may be required to the Credit Agreement to accommodate the addition of FCGI and its Subsidiaries to the Credit Agreement, which the Lender agrees, acting reasonably, to further amend the Credit Agreement to contemplate any such amendments, waivers or consents, provided that if any such amendments, waivers or consents are considered by the Lender, in its discretion, to be material, then such amendments, waivers or consents shall be subject to the Lender's approval in its discretion.

(a) by deleting the definition of "Existing Royalty Agreements" in Section 1.1 and substituting the following therefor:

""Existing Royalty Agreements" means (x) those agreements associated with the DeLamar Project that are listed in Schedule 7.1(k) under the heading "Existing Royalty Agreements" and (y) those royalties in respect of the assets of MPM or its subsidiaries which existed as of the time of the MPM Acquisition, and (z) those royalties in respect of the assets of FCGI or FCGI Subsidiaries which existed as of the time of the FCGI Acquisition."

(b) by deleting the definitions of "Advance", "Conversion Price", "Initial Advance Conversion Price" and "Subsequent Advance" in Section 1.1 and substituting the following therefor:

""Advance" means an advance by the Lender under the Loan, including the Initial Advance on the Closing Date, the Second Advance and any Subsequent Advance.

"Conversion Price" means the Initial Advance Conversion Price, the Second Advance Conversion Price or a Subsequent Advance Conversion Price, as applicable.

"Initial Advance Conversion Price" means, subject to Exchange acceptance, the price per subscription receipt to be issued pursuant to the Subscription Receipt Equity Financing (as defined in the Fourth Supplemental Credit Agreement dated July 28, 2024) plus a premium of 25%; however, if Exchange acceptance is not obtained as a result of the application of the Exchange's policies on amendments to the conversion price of convertible securities, the "Initial Advance Conversion Price" means the Market Price of the Common Shares measured on the close of trading on the trading immediately prior to the announcement of the First Supplemental Credit Agreement dated February 26, 2023, in each case as may be adjusted from time to time pursuant to Section 2.5 of this Agreement.

"Subsequent Advance" means any advance under the Loan made by the Lender following the Second Advance.

(c) by deleting (n),(o) and (p) in the definition of "Permitted Encumbrance" in Section 1.1 and substituting the following therefor:

(n) Encumbrances over term deposits, accounts and credit balances granted to financial institutions, not to exceed $[REDACTED COMMERCIALLY SENSITIVE INFORMATION];

(o) Encumbrances pursuant to the Millennial Nevada APA that are disclosed in the MPM Disclosure Letter;

(p) Encumbrances pursuant to the FCGI Arrangement Agreement that are disclosed in the FCGI Disclosure Letter;

(q) Encumbrances not otherwise captured by (a) to (p) above which are existing on the assets of FCGI and FCGI Subsidiaries which existed as of the time of the FCGI Acquisition and the assets of MPM and its Subsidiaries existing as of the closing of the MPM Acquisition provided that in each case such Encumbrances do not secure Funded Debt; and

(p) the Security.

(d) by deleting the definition of "Permitted Investment" in Section 1.1 and substituting the following therefor:

""Permitted Investments" means:

(a) Investments existing on the Effective Date;

(b) Investments in MPM and its Subsidiaries existing as of the date of the MPM Acquisition;

(c) Investments in FCGI and its Subsidiaries existing as of the date of the FCGI Acquisition;

(d) Investments by one Loan Party in another Loan Party provided that both such Loan Parties shall have granted Security in favour of the Lender creating a First Ranking Security Interest in all of their respective Property;

(e) Investments consisting of cash and Cash Equivalents;

(f) extensions of credit which constitute trade receivables in the ordinary course of business;

(g) [REDACTED COMMERCIALLY SENSITIVE INFORMATION];

(f) Investments pursuant to option, leases, royalty and like arrangements relating to MPM and its subsidiaries which MPM and/or its subsidiaries were party to as of the date of the MPM Acquisition and which are disclosed in the MPM Disclosure Letter;

(g) Investments pursuant to option, leases, royalty and like arrangements relating FCGI and its subsidiaries which FCGI and/or its subsidiaries were party to as of the date of the FCGI Acquisition and which are disclosed in the FCGI Disclosure Letter; and

(h) other Investments, including joint ventures, provided that the Investments made or permitted in reliance of this clause (g) shall not exceed $500,000 in any Test Period in the aggregate."

(e) by deleting the definition of "Maturity Date" and substituting the following therefor:

""Maturity Date" means July 31, 2027."

(f) by adding the following definitions to Section 1.1:

""FCGI" means Florida Canyon Gold Inc., a corporation subsisting under the Canada Business Corporations Act.

"FCGI Acquisition" means the acquisition of FCGI by the Borrower pursuant to the FCGI Arrangement Agreement.

"FCGI Arrangement Agreement" means the Arrangement Agreement dated July 28, 2024 entered or to be entered into by the Borrower and FCGI providing for the acquisition of FCGI by the Borrower by way of arrangement of FCGI under Section 192 of the Canada Business Corporations Act on the terms and subject to the conditions set out therein and in the plan of arrangement set out in Schedule A thereto.

"FCGI Subsidiaries" means:

(a) Alio Gold (U.S.) Inc., a British Columbia corporation;

(b) Rye Patch Mining U.S. Inc., a Nevada corporation;

(c) Rye Patch Gold US Inc., a Nevada corporation;

(d) RP Diret Inc., a Delaware corporation;

(e) Standard Gold Mining, Inc., a Delaware corporation; and

(f) Florida Canyon Mining Inc., a Delaware corporation; and

(g) Argonaut Gold (U.S.) Inc., a Nevada corporation.

"Partially Diluted Basis" means a calculation based on the applicable fraction calculated by taking all Voting Shares and Conversion Shares held by the Lender and its Affiliates as the numerator and all of the current issued and outstanding Voting Shares of the Borrower plus any Conversion Shares held only by the Lender and its Affiliates as the denominator.

"Second Advance" means the Advance in the amount of US$5,000,000 made by the Lender with respect to the FCGI Acquisition.

"Second Advance Conversion Price" means the higher of: (a) the price per subscription receipt to be issued pursuant to the Subscription Receipt Equity Financing (as defined in the Fourth Supplemental Credit Agreement dated July 28, 2024) plus a premium of 25% (the "Second Advance Conversion Price Premium"), but, in the event that the Initial Advance Conversion Price cannot be amended to equal the price per subscription receipt to be issued pursuant to the Subscription Receipt Equity Financing (as defined in the Fourth Supplemental Credit Agreement dated July 28, 2024) plus a premium of 25% (the "Intended Initial Advance Conversion Pricing") as a result of the application of the Exchange's policies on amendments to the conversion price of convertible securities, the Second Advance Conversion Price Premium will be reduced to a lower percentage (but in no circumstances will such percentage be reduced to less than 0%) which results in the Lender receiving up to the same aggregate number of Common Shares that the Lender otherwise would have been entitled to receive upon conversion in full of both the Initial Advance and the Second Advance in accordance with the terms of this Agreement, had the Initial Advance Conversion Price been amended to equal the Intended Initial Advance Conversion Pricing; and (b) the Market Price of the Common Shares measured on the close of trading on the trading day immediately prior to the announcement of the Fourth Supplemental Credit Agreement, in each case as may be adjusted from time to time pursuant to Section 2.5 of this Agreement."

(g) by deleting Section 3.2 and substituting the following therefor:

"The Borrower may, at any time so long as an Event of Default has not occurred and is continuing, upon [REDACTED COMMERCIALLY SENSITIVE INFORMATION] prior written notice to the Lender, make a prepayment of the outstanding Advances in whole, or in part so long as such prepayment is in a minimum amount of $[REDACTED COMMERCIALLY SENSITIVE INFORMATION] and in multiples of $[REDACTED COMMERCIALLY SENSITIVE INFORMATION]  or the full amount of the outstanding Advances, by paying to the Lender the outstanding principal amount of the Advance or portion thereof being prepaid together with (i) any unpaid interest (including compound interest) on such principal amount being prepaid as of the date of prepayment; (ii) if the prepayment of any Advance occurs on or prior to the date that is 48 months following the date of such Advance, a fee (the "Make Whole Fee") equal to the greater of (x) the interest that would have accrued on such principal amount of the Advance being prepaid from the date such Advance was made up to the earlier of the date that is 48 months following the date of such Advance and the Maturity Date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount of such Advance being prepaid; and (y) [REDACTED COMMERCIALLY SENSITIVE INFORMATION]% of the principal amount of such Advance being prepaid; (iii) if the prepayment of any Advance occurs after the date that is 48 months following the date of such Advance, a fee (the "Prepayment Fee") equal to [REDACTED COMMERCIALLY SENSITIVE INFORMATION]% of the principal amount of such Advance being prepaid; and (iv) all other outstanding Obligations if the Loan is prepaid in full.  Any forced Conversion of any Advance or portion thereof pursuant to Section 2.5.4 or Section 2.5.5 hereof shall be deemed to be a voluntary prepayment of such Advance or portion thereof pursuant to this Section 3.2, and as a condition to such forced Conversation, the Borrower shall pay to the Lender a fee equal to [REDACTED COMMERCIALLY SENSITIVE INFORMATION]% of the principal amount of such Advance being prepaid; but no Make Whole Fee shall be payable in respect thereof. All prepayments shall be applied to the outstanding Advances in the order that the Advances have been made.  Notwithstanding the foregoing, no outstanding Advance may be prepaid in whole, or in part, if the Lender is prohibited from converting such Advance in whole, or in part, pursuant to Section 2.5.7 hereof.  The Borrower shall have no other right of prepayment."

(h) by deleting Sections 2.5.1 to 2.5.5 and substituting the following therefor:

"2.5 Conversion

2.5.1 Subject to Section 2.5.7, at any one or more times prior to the repayment of the principal amount outstanding of the Loan, or upon notification by the Borrower to the Lender of the Borrower's intention to prepay the principal amount of any Advance in full or in part, the Lender shall be entitled to elect to convert all or any portion of the principal amount of the Loan outstanding to the Lender at such time (together with all accrued and unpaid Standby Fees and all accrued and unpaid interest including compound interest accrued and outstanding thereon) (the "Conversion Amount") into such number (the "Specified Number") of fully paid and non assessable Common Shares in the capital of the Borrower as is equal to the Conversion Amount divided by the Initial Advance Conversion Price, the Second Advance Conversion Price or the Subsequent Advance Conversion Price, as applicable, but provided that conversion of (a) any Conversion Amount of the Loan which represents any Subsequent Advance shall be subject to Exchange approval or authorization in connection with such Subsequent Advance and such amount will be converted into Common Shares at the Subsequent Advance Conversion Price, in accordance with Section 2.5.3 and (b) any Conversion Amount which represents accrued and unpaid Standby Fees or interest (or any other fees or expenses under this Agreement to be converted, if applicable) thereon shall be subject to Exchange approval or authorization at the future time of conversion and such amount will be converted into Common Shares at a price per Common Share equal to the Market Price of the Common Shares on the Exchange measured on the close of trading on the trading day immediately prior to the date on which such Standby Fee or interest (or any other fees or expenses under this Agreement to be converted, if applicable) becomes payable under the terms of this Agreement.  Such election by the Lender shall be made on notice to the Borrower in accordance with Section 10.12 and shall specify the date for conversion (the "Conversion Date").  The Initial Advance Conversion Price, the Second Advance Conversion Price, the Subsequent Advance Conversion Price and the Conversion Amount shall each be in Canadian Dollars, and the Conversion Amount for determining the Specified Number of Common Shares shall be the Equivalent Amount thereof expressed in Canadian Dollars determined as with respect to each Advance as at the date the Advance is made.  If any conversion is in respect of any Conversion Amount which represents any Subsequent Advance, accrued and unpaid Standby Fees or interest (or any other fees or expenses under this Agreement, if applicable) thereon, the Borrower shall promptly following receipt of the notice contemplated by this Section 2.5.1 make, and diligently pursue, an application to the Exchange to seek approval or authorization for the conversion of such Subsequent Advance, Standby Fees or interest (or any other fees or expenses under this Agreement, if applicable).

2.5.2.1 Subject to Section 2.5.1 in respect of fees, interest or expenses, the Conversion Amount in respect of any outstanding balance of the Initial Advance which the Lender may elect to convert will be converted into Common Shares at a price per Common Share equal to Initial Advance Conversion Price.  Subject to Section 2.5.1, on the Conversion Date the Lender will be deemed to have subscribed for the Specified Number of Common Shares at a total subscription price (each, an "Initial Advance Subscription Price") equal to such Conversion Amount, and the total Initial Advance Subscription Price payable by the Lender to the Borrower in accordance with this Section 2.5.2.1 will be automatically set off against the full amount of such Conversion Amount owing by the Borrower to the Lender in full payment of each other effective as of the Conversion Date, whereupon the full amount of such Conversion Amount will be deemed to have been paid by the Borrower to the Lender and the total Initial Advance Subscription Price will be deemed to have been paid by the Lender to the Borrower.

2.5.2.2 Subject to Section 2.5.1 in respect of fees, interest or expenses, the Conversion Amount in respect of any outstanding balance of the Second Advance which the Lender may elect to convert will be converted into Common Shares at a price per Common Share equal to Second Advance Conversion Price.  Subject to Section 2.5.1, on the Conversion Date the Lender will be deemed to have subscribed for the Specified Number of Common Shares at a total subscription price (each, an "Second Advance Subscription Price") equal to such Conversion Amount, and the total Second Advance Subscription Price payable by the Lender to the Borrower in accordance with this Section 2.5.2.2 will be automatically set off against the full amount of such Conversion Amount owing by the Borrower to the Lender in full payment of each other effective as of the Conversion Date, whereupon the full amount of such Conversion Amount will be deemed to have been paid by the Borrower to the Lender and the total Second Advance Subscription Price will be deemed to have been paid by the Lender to the Borrower.

2.5.3 Subject to the rules and policies of each applicable Exchange and Section 2.5.1, the Conversion Amount in respect of any outstanding balance of any Subsequent Advance which the Lender may elect to convert will be converted into Common Shares at a price per Common Share equal to the higher of (as adjusted from time to time in accordance with the terms hereof, the "Subsequent Advance Conversion Price"): (a) the Market Price of the Common Shares less the maximum permitted discount under the rules and policies of the Exchange, and (b) a 20% premium above the 30 trading day VWAP of the Common Shares, in each case measured on the close of trading on the trading day immediately prior to the earlier of the announcement of such Subsequent Advance and the date of the making of such Subsequent Advance.  Subject to Section 2.5.1, on the Conversion Date the Lender will be deemed to have subscribed for the Specified Number of Common Shares at a total subscription price (each, a "Subsequent Advance Subscription Price") equal to such Conversion Amount, and the total Subsequent Advance Subscription Price payable by the Lender to the Borrower in accordance with this Section 2.5.3 will be automatically set off against the full amount of such Conversion Amount owing by the Borrower to the Lender in full payment of each other effective as of the Conversion Date, whereupon the full amount of such Conversion Amount will be deemed to have been paid by the Borrower to the Lender and the total Subsequent Advance Subscription Price will be deemed to have been paid by the Lender to the Borrower.

2.5.4.1 Subject to the rules and policies of each applicable Exchange, including applicable shareholder approval requirements, and Section 2.5.7, if for a period of 30 consecutive trading days on the Exchange, the VWAP of the Common Shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the Initial Advance Conversion Price (an "Initial Advance Forced Conversion Trigger"), the Borrower shall, provided that no Default or Event of Default shall have occurred and be continuing, be entitled by written notice to the Lender (an "Initial Advance Forced Conversion Notice") to have the one time right (the "Initial Advance Forced Conversion Right") exercisable at any time after the Initial Advance Forced Conversion Trigger, to elect to cause the Lender to convert up to 50% of the principal amount outstanding of the Initial Advance and such principal amount (together with all Standby Fees and all interest including compound interest accrued and outstanding thereon) in the event of such an election shall constitute the Conversion Amount and shall be converted into Common Shares (the "Initial Advance Forced Conversion Shares") in accordance with Section 2.5.1 and Section 2.5.2.1 hereof, as applicable.  Upon a forced Conversion pursuant to this Section 2.5.4.1, the Borrower shall, upon the Lender's request, use commercial reasonable efforts to identify and introduce one or more potential purchasers of the Initial Advance Forced Conversion Shares in order to assist the Lender in facilitating the sale of any or all of Initial Advance Forced Conversion Shares held by the Lender.  Notwithstanding the foregoing, the Borrower shall not be entitled to give a Initial Advance Forced Conversion Notice if at any time after the first or any subsequent Initial Advance Forced Conversion Trigger the VWAP of the Common Shares for a period of five consecutive trading days at any time is less than 120% of the Initial Advance Conversion Price then in effect (an "Initial Advance Forced Conversion Termination").  For greater certainty, if following the occurrence of any Initial Advance Forced Conversion Termination a subsequent Advance Forced Conversion Trigger shall occur for 30 consecutive trading days commencing after the Initial Advance Forced Conversion Termination, then the right of the Borrower to cause the Lender to convert pursuant to this Section 2.5.4.1 shall be reinstated and shall be terminated upon the occurrence of any subsequent Initial Advance Forced Conversion Termination.  The Borrower shall use all reasonable commercial efforts to assist the Lender with liquidity for any Common Shares issued to the Lender as a result of a forced conversion pursuant hereto provided that the Borrower shall have no obligation to file a prospectus in respect of any trade by the Lender nor shall the Borrower have any obligation or commitment in the form of an agency or underwriting relationship to the Lender in respect of any such trade.

2.5.4.2 Subject to the rules and policies of each applicable Exchange, including applicable shareholder approval requirements, and Section 2.5.7, if for a period of 30 consecutive trading days on the Exchange, the VWAP of the Common Shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the Second Advance Conversion Price (an "Second Advance Forced Conversion Trigger"), the Borrower shall, provided that no Default or Event of Default shall have occurred and be continuing, be entitled by written notice to the Lender (an "Second Advance Forced Conversion Notice") to have the one time right (the "Second Advance Forced Conversion Right") exercisable at any time after the Second Advance Forced Conversion Trigger, to elect to cause the Lender to convert up to 50% of the principal amount outstanding of the Second Advance and such principal amount (together with all Standby Fees and all interest including compound interest accrued and outstanding thereon) in the event of such an election shall constitute the Conversion Amount and shall be converted into Common Shares (the "Second Advance Forced Conversion Shares") in accordance with Section 2.5.1 and Section 2.5.2.2 hereof, as applicable.  Upon a forced Conversion pursuant to this Section 2.5.4.2, the Borrower shall, upon the Lender's request, use commercial reasonable efforts to identify and introduce one or more potential purchasers of the Second Advance Forced Conversion Shares in order to assist the Lender in facilitating the sale of any or all of Second Advance Forced Conversion Shares held by the Lender.  Notwithstanding the foregoing, the Borrower shall not be entitled to give a Second Advance Forced Conversion Notice if at any time after the first or any subsequent Second Advance Forced Conversion Trigger the VWAP of the Common Shares for a period of five consecutive trading days at any time is less than 120% of the Second Advance Conversion Price then in effect (an "Second Advance Forced Conversion Termination").  For greater certainty, if following the occurrence of any Second Advance Forced Conversion Termination a subsequent Advance Forced Conversion Trigger shall occur for 30 consecutive trading days commencing after the Second Advance Forced Conversion Termination, then the right of the Borrower to cause the Lender to convert pursuant to this Section 2.5.4.2 shall be reinstated and shall be terminated upon the occurrence of any subsequent Second Advance Forced Conversion Termination.  The Borrower shall use all reasonable commercial efforts to assist the Lender with liquidity for any Common Shares issued to the Lender as a result of a forced conversion pursuant hereto provided that the Borrower shall have no obligation to file a prospectus in respect of any trade by the Lender nor shall the Borrower have any obligation or commitment in the form of an agency or underwriting relationship to the Lender in respect of any such trade.

2.5.5 Subject to the rules and policies of each applicable Exchange, including applicable shareholder approval requirements, and Section 2.5.7, if for a period of 30 consecutive trading days on the Exchange, the VWAP of the Common Shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the Subsequent Advance Conversion Price for any Subsequent Advance (a "Subsequent Advance Forced Conversion Trigger"), the Borrower shall, provided that no Default or Event of Default shall have occurred and be continuing, be entitled by written notice to the Lender (a "Subsequent Advance Forced Conversion Notice") have the one time right (the "Subsequent Advance Forced Conversion Right") exercisable at any time after the Subsequent Advance Forced Conversion Trigger, to elect to cause the Lender to convert up to 50% of the principal amount outstanding of such Subsequent Advance and such principal amount (together with all Standby Fees and all interest including compound interest accrued and outstanding thereon) in the event of such an election shall constitute the Conversion Amount and shall be converted into Common Shares the "Subsequent Advance Forced Conversion Shares") in accordance with Section 2.5.1 and Section 2.5.3 hereof, as applicable.  Upon a forced Conversion pursuant to this Section 2.5.5, the Borrower shall, upon the Lender's request, use commercial reasonable efforts to identify and introduce one or more potential purchasers of the Subsequent Advance Forced Conversion Shares in order to assist the Lender in facilitating the sale of any or all of Subsequent Advance Forced Conversion Shares held by the Lender.  Notwithstanding the foregoing, the Borrower shall not be entitled to give a Subsequent Advance Forced Conversion Notice if at any time after the first or any Subsequent Advance Forced Conversion Trigger the VWAP of the Common Shares for a period of five consecutive trading days at any time is less than 120% of the Subsequent Advance Conversion Price then in effect (a "Subsequent Advance Forced Conversion Termination").  For greater certainty, if following the occurrence of any Subsequent Advance Forced Conversion Termination a subsequent Advance Forced Conversion Trigger shall occur for 30 consecutive trading days commencing after the Subsequent Advance Forced Conversion Termination, then the right of the Borrower to cause the Lender to convert pursuant to this Section 2.5.5 shall be reinstated and shall be terminated upon the occurrence of any subsequent Advance Forced Conversion Termination.  The Borrower shall use all reasonable commercial efforts to assist the Lender with liquidity for any Common Shares issued to the Lender as a result of a forced conversion pursuant hereto provided that the Borrower shall have no obligation to file a prospectus in respect of any trade by the Lender nor shall the Borrower have any obligation or commitment in the form of an agency or underwriting relationship to the Lender in respect of any such trade."

(i) by deleting Section 4.1 and substituting the following therefor:

"4.1  Interest on Loan

 Subject to Section 4.2, from and including the date of each Advance, the outstanding principal amount of the Advances shall bear interest, both before and after maturity, default and judgement on any unpaid amount thereof until all such Obligations have been satisfied in full, at 9.25% per annum. Prior to December 31, 2024, interest will be accrued and shall be compounded quarterly and added to principal at the end of each Quarterly Interest Period. Commencing with the Quarterly Interest Period ending March 31, 2025, interest on the outstanding principal amount of the Loan from and after January 1, 2025 shall be paid in cash quarterly at the end of each Quarterly Interest Period, provided that so long no Default or Event of Default shall have occurred and be continuing, the Borrower shall have the option of paying accrued interest from and after January 1, 2025 for any Quarterly Interest Period commencing with the Quarterly Interest Period ending on March 31, 2025 by issuing to the Lender Common Shares of the Borrower having and aggregate value equal to the amount of such accrued interest based on the VWAP of the Common Shares on the date of payment for the immediately preceding five consecutive trading days on the Exchange."

(j) by adding the following clause to Section 8.2(a) (i):

"(E) [REDACTED COMMERCIALLY SENSITIVE INFORMATION];"

(k) by deleting reference to [REDACTED COMMERCIALLY SENSITIVE INFORMATION]" in Section 8.4 and substituting [REDACTED COMMERCIALLY SENSITIVE INFORMATION]" therefor; and

(l) by deleting the words "non diluted basis" at the second line of Section 8.5.2(a) and substituting "Partially Diluted Basis" therefor.

5.0 REPRESENTATIONS, WARRANTIES AND COVENANTS

The Borrower agrees with and confirms to the Lender that as of the date hereof and after giving effect to the Lender consents and the amendments to the Credit Agreement contained in this Fourth  Supplemental Credit Agreement each of the representations and warranties contained in Section 7.1 of the Amended Credit Agreement is true and accurate in all material respects, except to the extent that they relate to an earlier date, in which case they are true and correct as of such date.  Further, the Borrower hereby represents, warrants and covenants to the Lender that:

(a) no Default or Event of Default has occurred and is continuing;

(b) the execution and delivery of this Agreement, the amendments to the Credit Agreement contemplated herein including the amended Initial Advance Conversion Price and the Second Advance Conversion Price, and the performance by the Borrower of its obligations hereunder and under the Amended Credit Agreement (i) are within its powers; (ii) do not require any consent or approval of the Exchange apart from approval from the Exchange to the amendment to the Initial Advance Conversion Price and the Second Advance Conversion Price contemplated in Section 5.0 hereof; (iii) have been duly authorized by all necessary corporate action; (iv) have received all necessary authorizations of Governmental Authorities (if any required); and (v) do not and will not contravene or conflict with any provision of its constating documents or by-laws or of any Applicable Laws or any material agreement, judgment, license, order or permit applicable to or binding upon the Loan Parties; and

(c) this Agreement is a legal, valid and binding obligation of each of the Loan Parties, enforceable in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, winding-up, moratorium or similar applicable laws relating to the enforcement of creditors' rights generally and by general principles of equity;

(d) with respect of that certain class action commenced by 0116064BC Ltd. against Alio Gold Inc. and other defendants in the Supreme Court of British Columbia (Court File No. S194929 Vancouver Registry) (the "Alio Class Action), the Borrower shall from and after the date of completion of the FCGI Acquisition obtain litigation insurance, if reasonably required, in respect of the Alio Class Action on terms and in an amount satisfactory to the Lender, acting reasonably and in consultation with the Borrower having regard to the assessment of risk and existing insurance coverage, within [REDACTED COMMERCIALLY SENSITIVE INFORMATION];

(e) the Borrower shall provide to the Lender written notice of the request for the Second Advance at least [REDACTED COMMERCIALLY SENSITIVE INFORMATION] prior to completion of the FCGI Acquisition requesting disbursement of the Second Advance on the Business Day immediately following completion of the FCGI Acquisition and all conditions precedent for the Second Advance set forth in Section 6.2 of the Credit Agreement shall have been satisfied (provided that the conditions precedent in Sections 6.2(e), (g), (h), and (i), and the requirement pursuant to Section 6.2(a) that the Lender receive at least [REDACTED COMMERCIALLY SENSITIVE INFORMATION] prior written notice of the request for the Second Advance, are hereby waived by the Lender) and the Lender hereby consents to use of the Second Advance for general working capital purposes including with respect to the Borrower's various projects;

(f) from and after the completion of the FCGI Acquisition, the Borrower shall [REDACTED COMMERCIALLY SENSITIVE INFORMATION]; and

(g) within [REDACTED COMMERCIALLY SENSITIVE INFORMATION], the Borrower shall have obtained secured bonding in the maximum amount of $[REDACTED COMMERCIALLY SENSITIVE INFORMATION] with deposit cash collateral funding in the maximum amount of $[REDACTED COMMERCIALLY SENSITIVE INFORMATION] for the Florida Canyon Mine on terms otherwise satisfactory to the Lender acting reasonably.

6.0 GENERAL

6.1 Credit Agreement

(a) All references to the "this Agreement" or the "Credit Agreement" and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents. This Agreement shall constitute a "Loan Document" under, and as defined in, the Amended Credit Agreement.

(b) This Agreement is supplemental to and shall be read with and deemed to be part of the Credit Agreement and the Credit Agreement shall from the date of this Agreement be read in conjunction with this Agreement.

(c) This Agreement shall henceforth have effect so far as practicable as though all of the provisions of the Credit Agreement and this Agreement were, as appropriate, contained in one instrument.

(d) All of the provisions of the Credit Agreement, except only insofar as the same may be inconsistent with the express provisions of this Agreement or amended by this Agreement, shall apply to this Agreement.

(e) If, after the date of this Agreement, any provision of this Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail.

(f) The Credit Agreement as changed, altered, amended, modified and supplemented by this Agreement shall be and continue in full force and effect and be binding upon the Borrower and the Lender and is hereby confirmed in all respects.

6.2 Expenses

The Borrower agrees to pay all legal fees, costs and disbursements and taxes thereon incurred by the Lender in connection with this Agreement and all matters incidental hereto, provided that such legal fees (excluding taxes, costs and disbursements) up to the date hereof shall not exceed Cdn$[REDACTED COMMERCIALLY SENSITIVE INFORMATION].

6.3 Further Assurances

The Loan Parties will from time to time forthwith at the Lender's request and at the Borrower's own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Lender and as are consistent with the intention of the parties as evidenced herein, with respect to all matters arising under the Amended Credit Agreement, the Security and this Agreement.

6.4 Counterparts

This Agreement may be executed and delivered by facsimile or by electronic mailing in Portable Document Format (PDF) or DocuSign and in one or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument.  Each party hereby irrevocably consents to and authorizes each other party and its solicitors to consolidate the signed pages of each such executed counterpart into a single document, which consolidated document shall be deemed to be a fully executed original copy of this Agreement as though all parties had executed the same document.

6.5 Governing Law

This Agreement shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in British Columbia.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the non-exclusive jurisdiction of the courts of British Columbia and all courts competent to hear appeals therefrom.

[signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year first above written.

INTEGRA RESOURCES CORP., as Borrower By: (signed) "Jason Kosec" Name: Jason Kosec Title: President and Chief Executive Officer

BEEDIE INVESTMENTS LTD., as Lender By: (signed) "Ryan Beedie" Name: Ryan Beedie Title: President

Acknowledged and agreed to by the undersigned Corporate Guarantors.

INTEGRA RESOURCES HOLDINGS CANADA INC. By: (signed) "Andree St-Germain" Name: Andree St-Germain Title: Chief Financial Officer	INTEGRA HOLDINGS U.S. INC. By: (signed) "Andree St-Germain" Name: Andree St-Germain Title: Chief Financial Officer

DELAMAR MINING COMPANY By: (signed) "Andree St-Germain" Name: Andree St-Germain Title: Chief Financial Officer	MILLENNIAL PRECIOUS METALS CORP. By: (signed) "Jason Kosec" Name: Jason Kosec Title: President and Chief Executive Officer

MILLENNIAL SILVER CORP. By: (signed) "Jason Kosec" Name: Jason Kosec Title: President and Chief Executive Officer	MILLENNIAL SILVER NEVADA INC. By: (signed) "Jason Kosec" Name: Jason Kosec Title: President

MILLENNIAL NV LLC By: (signed) "Jason Kosec" Name: Jason Kosec Title: President	MILLENNIAL RED CANYON LLC. By: (signed) "Jason Kosec" Name: Jason Kosec Title: President

MILLENNIAL DEVELOPMENT LLC By: (signed) "Jason Kosec" Name: Jason Kosec Title: President	MILLENNIAL ARIZONA LLC By: (signed) "Jason Kosec" Name: Jason Kosec Title: President

[Fourth Supplemental Credit Agreement - Signature Page]